EXHIBIT 12.1

UNIFIED WESTERN GROCERS, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands except for ratios)

	Fiscal Year
	Twenty-Six Weeks Ended April 2, 2005		2004		2003		2002		2001		2000
(1) Adjusted earnings:
Earnings (loss) from continuing operations before cumulative effect of a change in accounting principle and extraordinary item (net of income taxes)	$6,029		$7,406		$5,279		$1,985		$(1,263)		$(2,046)
Income taxes (benefit)	3,443		4,572		3,358		2,172		(272)		(415)
Patronage dividends	11,709		20,742		16,612		16,713		14,934		15,426

Subtotal: Net earnings from continuing operations before income taxes (benefit) and patronage dividends	21,181		32,720		25,249		20,870		13,399		12,965
Amortization of capitalized interest	107		188		162		—		—		—
Fixed charges	8,729		22,221		24,080		25,957		30,237		31,954
Less: Capitalized interest	—		(2,625)		(929)		(487)		—		—

Adjusted earnings (a)	$30,017		$52,504		$48,562		$46,340		$43,636		$44,919

(2) Fixed Charges:
Gross rental expense	$14,275		$29,176		$34,128		$29,277		$32,314		$41,870
Less: Estimated rent component	13,119		26,900		31,568		26,964		29,082		37,390

Estimated interest component of rental expense	1,156		2,276		2,560		2,313		3,232		4,480
Interest expense	7,573		17,320		20,591		23,157		27,005		27,474
Capitalized interest	—		2,625		929		487		—		—

Total fixed charges (b)	$8,729		$22,221		$24,080		$25,957		$30,237		$31,954

Ratio of Earnings to Fixed Charges (a)/(b)	3.44	x	2.36	x	2.02	x	1.79	x	1.44	x	1.41	x

(a)(b)—Cross-reference on page.

(1)	Adjusted earnings used in computing the ratio of earnings to fixed charges consist of earnings from continuing operations before income taxes (benefit) and patronage dividends, plus amortization of capitalized interest and fixed charges, less capitalized interest.

(2)	Fixed charges consist of the sum of the portion of rental expense that is representative of the interest factor, interest expense (including amortization of deferred financing costs) and capitalized interest.